Mail I
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16003385

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FEB 26 2016

Washington DC
403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 68686

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PIMCO INVESTMENTS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 BROADWAY, 45TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
COLLEEN MARTIN (949) 219-2268
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 PARK AVENUE	NEW YORK	NEW YORK	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Colleen Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PIMCO Investments LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Colleen Martin

Signature

Chief Financial Officer

Title

Please see attached Jurat

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PIMCO INVESTMENTS LLC

(SEC Identification No. 8-68686)

Statement of Financial Condition

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with Rule 17a-5(e)(3) as a Public Document.

CALIFORNIA JURAT WITH AFFIANT STATEMENT
GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____

2 ____

3 ____

4 ____

5 ____

6 ____________________ ____________________

Signature of Document Signer No. 1 — *Signature of Document Signer No. 2 (if any)*

State of California

County of ORANGE

Subscribed and sworn to (or affirmed) before me on this 22 day of FEBRUARY, 2016, by

Date *Month* *Year*

(1) COLLEEN MARTIN

(2) —

Name(s) of Signer(s)

DEBRA SUE BUSCEMI
Commission # 2037350
Notary Public - California
Orange County
My Comm. Expires Aug 17, 2017

Place Notary Seal Above

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ANNUAL AUDITED REPORT FORM X-17A-5 PART III PIMCO INV LLC

Document Date: 2/22/16 PERIOD 1/1/15 – 12/31/15 Number of Pages: 2

Signer(s) Other Than Named Above: —

PIMCO INVESTMENTS LLC

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member
PIMCO Investments LLC:

We have audited the accompanying statement of financial condition of PIMCO Investments LLC, as of December 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of PIMCO Investments LLC as of December 31, 2015 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 24, 2016

PIMCO INVESTMENTS LLC

Statement of Financial Condition

December 31, 2015

Assets

Current assets:		
Cash and cash equivalents	$	96,218,982
Distribution and servicing fees receivable		31,911,517
Receivable from affiliates		54,691,415
Deferred sales charges		2,429,083
Prepaid expenses		1,103,985
Other		197
Total assets	$	186,355,179

Liabilities and Member's Capital

Current liabilities:		
Commissions payable	$	46,863,754
Accounts payable and accrued expenses		10,108,614
Accrued compensation		5,419,501
Payable to affiliates		910,771
Other		162,834
Total liabilities		63,465,474
Member's capital		122,889,705
Total liabilities and member's capital	$	186,355,179

See accompanying notes to the statement of financial condition.

(1) Organization and Business

PIMCO Investments LLC (PI or the Company) is a single-member limited liability company, wholly owned by Pacific Investment Management Company LLC (PIMCO), which in turn is majority owned by Allianz Asset Management of America L.P. PI is a registered broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Allianz SE indirectly owns the majority interest of Allianz Asset Management of America L.P. (AAM LP). Allianz SE is an international financial services company engaged in property and casualty protection, life and health insurance, and asset management.

PI serves as the distributor and provides shareholder services to institutional and retail mutual funds (collectively, PIMCO Mutual Funds) and exchange traded funds that are managed by PIMCO. PI also serves as a solicitor for certain PIMCO retail managed accounts. PI provides financial intermediary support, marketing and communications support, as well as similar support for (but not underwriting of) initial public and secondary offerings of PIMCO closed-end funds (the Closed-End Funds).

PI does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

PI considers all liquid financial instruments with an original maturity of less than three months to be cash equivalents. Cash and cash equivalents consist of cash on deposit with financial institutions and nonaffiliated money deposit accounts that are carried at cost plus accrued income, which approximates fair value. The Company maintains cash at federally insured banking institutions, which can exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

(b) Income Taxes

Under current federal and applicable state tax laws and regulations, single-member limited liability companies are generally not regarded as separate tax paying entities, and, accordingly, are not themselves subject to income taxes in most jurisdictions. For tax purposes, income, loss, gain, credit, or other elements of PI are included on the member's separate income tax return. PI is subject to state and local taxes in certain jurisdictions.

The accounting standard for income taxes requires the evaluation of tax positions taken in the course of preparing PI's tax returns to determine whether tax positions are "more likely than not" of being sustained by the applicable taxing authority. Tax benefits of positions not deemed to meet the more likely than not threshold, would not be recognized. There were no uncertain tax positions identified in 2015.

PI's federal income tax returns remain open to examination for tax years 2012 through 2014 and the state income tax returns remain open to examination for tax years 2011 through 2014.

(c) *Deferred Sales Charges*

Sales commissions paid to third party intermediaries in connection with the sale of shares of affiliated mutual funds sold without a front-end sales charge are capitalized. These capitalized commission payments are sold to PIMCO at cost in the month subsequent to origination.

(d) *Use of Estimates*

The preparation of the accompanying statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and the accompanying notes. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the statement of financial condition in future periods.

(e) *Fair Value of Financial Instruments*

The carrying value of PI's financial instruments, which include cash and cash equivalents, distribution and servicing fees receivable, receivable from affiliates, payable to affiliates, commissions payable, and accounts payable and accrued expenses approximate fair value due to their short maturity.

(3) Deferred Sales Charges

In connection with the distribution of the Class A and Class C shares, PI advances commissions to third party intermediaries, which are capitalized as PI is entitled to recoup its marketing costs through an ongoing fee stream from the respective PIMCO Mutual Funds as well as contingent deferred sales charges. The contingent deferred sales charges are collected on certain early redemptions of the shares, unless an applicable exemption applies such as if the redemption relates to balances accumulated through reinvested dividends or capital gain distributions or appreciation on the account over the amount that was invested.

The contingent deferred sales charge rate on Class C shares is 1% if redeemed during the first year following purchase for applicable PIMCO Mutual Funds. Contingent deferred sales charges may also be received on the redemption of Class A shares at a rate of 0.75% to 1% of the net asset value of the redeemed shares, if the initial purchase of such Class A shares exceeded certain thresholds.

These capitalized commission payments are sold to PIMCO at cost in the month subsequent to origination. Total sales of the deferred sales charge asset to PIMCO amounted to $25,788,300 during the year ended December 31, 2015.

(4) Related-Party Transactions

PI reimburses AAM LP for certain overhead and administrative services that are allocated based on time and usage factors. These expenses generally consist of salaries and related benefits for finance, information technology, and other general and administrative services.

Certain management and other employees at PIMCO provide services to PI. These services generally consist of certain sales, account management, product management, marketing, legal, compliance, and other general and administrative services. In addition, PI is receiving the benefit of external services and various overhead that is initially paid by PIMCO. PI reimburses PIMCO monthly for these services, which are allocated based on estimated time and usage factors for each PIMCO department that is providing such services.

Included within receivable and payable to affiliates on the accompanying statement of financial condition are amounts to be received from or paid to AAM LP and PIMCO in connection with these services in addition to receivables from and payables due to other affiliates that have arisen in the ordinary course of business transactions. As of December 31, 2015, $54,691,415 and $910,771 were receivables and payables, respectively, to such affiliates.

(5) Contingencies

The Company is subject to various pending and threatened legal actions as well as regulatory inquiries, which arise in the normal course of business. In the opinion of management, the disposition of these matters will not have a material adverse effect on the Company's financial position or results of operations. The Company expenses related legal fees as incurred.

A legal action has been filed against PIMCO and PI alleging violation of Section 36(b) of the Investment Company Act of 1940 by receiving excess compensation from the PIMCO Total Return Fund. The Company believes this claim is without merit and intends to vigorously defend the action. The ultimate outcome of this matter cannot be determined at this time.

(6) Net Capital

PI is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. As of December 31, 2015, PI had net capital of $32,753,508 for regulatory purposes, which was $28,522,474 in excess of its required net capital of $4,231,034. PI's aggregate indebtedness to net capital ratio was 1.94-to-1 as of December 31, 2015.

(7) Subsequent Events

The Company has evaluated events occurring after the balance sheet date (subsequent events) through February 24, 2016, the date the statement of financial condition was available to be issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the statement of financial condition. No such events were identified.

PIMCO INVESTMENTS LLC

(SEC Identification No. 8-68686)

Exemption Report

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

SEC
Mail Processing
Section

FEB 2 8 2016
Washington DC
403

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member
PIMCO Investments LLC:

We have reviewed management's statements, included in the accompanying PIMCO Investments LLC Exemption Report (the Exemption Report), in which (1) PIMCO Investments LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions for the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

February 24, 2016

PIMCO Investments LLC
(SEC Identification No. 8-68686)

Exemption Report

PIMCO Investments LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(1).
(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(1)for the year ended December 31, 2015 without exception.

On behalf of PIMCO Investments LLC, I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Colleen Martin

Colleen Martin
Chief Financial Officer
PIMCO Investments LLC

February 24, 2016

Allianz Asset Management

Allianz Asset Management

February 25, 2016

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549

Re: PIMCO Investments LLC (the "Firm")
Annual Audited Financial Statements (SEC-File Number 8-68686)

Ladies and Gentlemen:

Enclosed please find two originally signed copies of the Firm's audited Financial Statements and Supplementary Information as of December 31, 2015, and for the year then ended, two originally signed copies of the Firm's audited Statement of Financial Condition as of December 31, 2015 and one originally signed copy of the Firm's Exemption Report for the year ended December 31, 2015.

Should you have any questions or require additional information, please feel free to contact me at (949) 219-2268.

Please acknowledge receipt of the related enclosure by stamping and returning the copy of this letter in the envelope provided.

Sincerely,

Colleen Martin

Colleen M. Martin
Chief Financial Officer

Enclosures (5)

Allianz Asset Management of America LP
650 Newport Center Dr.
Newport Beach, CA 92660
Phone: 949.219.2200